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19011254

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SEC Mail Processing Section AUG 29 2019 Washington DC 413

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 69220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2018 (MM/DD/YY) AND ENDING 6/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Olsen Palmer LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2020 K Street, Sute 450
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Palmer — (202) 803-2676
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name -- *if individual, state last, first, middle name*)

4401 Dominion Blvd	Glen Allen	VA	23030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Brian Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olsen Palmer LLC, as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Colorado
County of Denver

Signature

President
Title

Notary Public

BENJAMIN Z. ARNOLD
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20154006463
MY COMMISSION EXPIRES MARCH 04, 2023

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A copy of the Exemption Report
- [ ] (p) Independent auditor's report on Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLSEN PALMER LLC

Financial Statement

Year Ended June 30, 2019
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 069220

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

OLSEN PALMER LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Olsen Palmer, LLC
Washington, D.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Olsen Palmer, LLC, (the "Company"), as of June 30, 2019, and the related notes to the financial statement (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2015.

August 26, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

OLSEN PALMER LLC

Statement of Financial Condition
Year Ended June 30, 2019

ASSETS	
Cash and Cash Equivalents	$ 642,878
Accounts Receivable	25,000
Furniture and Equipment - net	8,829
Prepaid Expenses	37,839
Other Assets	8,905
TOTAL ASSETS	$ 723,451
LIABILITIES & EQUITY	
Liabilities	
Deferred Lease Liability	$ 9,650
Payroll Liabilities	14,349
Other Current Liabilities	46,608
Deferred Revenue	85,000
Total Liabilities	155,607
Equity	567,844
TOTAL LIABILITIES & EQUITY	$ 723,451

OLSEN PALMER LLC

Notes to Financial Statement
June 30, 2019

NOTE 1 – ORGANIZATION

Olsen Palmer LLC (the Company), a Delaware limited liability company was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statement has been prepared using the accrual basis of accounting.

Credit Risks – Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and receivables. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance regularly exceeds the insured limit.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable - Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. The Company believes as of June 30, 2019 that all accounts receivable are collectible. Therefore, no allowance has been established.

NOTE 3 – DEFERRED REVENUE

The Company's revenue is generally earned when billed or received, however, there are certain instances where the Company receives fees in advance of being earned. When fees are received in advance of being earned the Company records them as deferred revenue and then recognizes them as revenue as they are earned.

NOTE 4 – LEASES

The Company has leased office space in Washington, DC through March 2020 and has leased office space in Libertyville, Illinois through June 2020. In connection with the lease agreements, the Company was granted a period of free rent which it has recorded as deferred lease liability. The unamortized balance of the deferred rent at June 30, 2019, is $9,650 and is reflected as a liability in the accompanying statement of financial condition.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2019, the Company had net capital of $487,271 which was $476,897 in excess of its required net capital of $10,374. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1.

NOTE 6 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

NOTE 7 – RETIREMENT PLAN

The Company maintains a 401(k) plan for employees. The company matches up to 4% of an employee's compensation.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

On June 30, 2018, the Company executed an agreement to purchase a Member's equity interests. The Company will make distributions to the former Member for the value of his equity interests based on certain identified prospective deals that must close before December 31, 2019. As the commitment to make these distributions are correlated directly to the earnings process of the deals closing, the Company intends to pay the distributions to the former Member at the time the deals close. As of June 30, 2019, the Company is unable to estimate the ultimate amount to be paid in connection with this agreement.

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 26, 2019, the date on which the financial statements were issued. No events have occurred since the statement of financial condition date that would have material impact on the financial statements.